EXHIBIT 99.1

BrainsWay Further Expands Access to Deep TMS™ in Asia Pacific Region

Multisystem Purchases by Unison Healthcare Group Increase Availability of Deep TMS™ in Taiwan

BURLINGTON, Mass. and JERUSALEM, Aug. 23, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the expanded availability of its Deep Transcranial Magnetic Stimulation (Deep TMS™) technology in Taiwan. BrainsWay’s most recent delivery of systems is expected to bring its installed base in this important Asia Pacific country to 16 Deep TMS systems, including another 5 systems planned for installation before the end of the current quarter.

“More than 260 million people in the world are affected by depression, with nearly one-third receiving inadequate relief from first-line pharmaceutical treatments. BrainsWay’s mission is to improve health and transform lives, and this means increasing access to Deep TMS globally, especially for treatment-resistant patients who desperately need help,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Our expansion in Taiwan is an important step in ensuring that depression patients, regardless of geography, have access to the care they need.”

BrainsWay has partnered with Unison Healthcare Group to strategically enhance access and awareness of Deep TMS in the Taiwanese market. Unison has been working closely with key hospitals, clinics, and thought leaders to ensure no patient suffers needlessly from a condition for which Deep TMS can provide a viable and efficacious treatment option. These efforts have resulted in an accelerated adoption of the technology and treatment across the country.

“We are proud to partner with BrainsWay in bringing this important noninvasive treatment to the people of Taiwan who desperately need options to address their treatment-resistant major depressive disorder,” said Mr. Shih Wei-Lun, Unison Healthcare Group’s Chief Executive Officer. “There are approximately 1.5 million patients suffering from depression in Taiwan. For those individuals that are resistant to other therapies, Deep TMS represents a unique non-drug option to alleviate the symptoms of this serious mental health condition.”

Despite having a well-developed healthcare system, a significant portion of Taiwanese depression patients still lack access to adequate mental healthcare. In an effort to help combat this treatment gap, Unison Healthcare Group has also initiated the “Charitable Treatment – Mental Health Support Program,” a collaboration with Taiwan’s dedicated medical professionals to assist economically disadvantaged patients with severe depression to receive free treatment using the most recent advancements in medical care, including Deep TMS.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The commercial events described herein may not necessarily correlate with financial results within any time periods expressly or implicitly attributed to such events. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
646-889-1200
britchie@lifesciadvisors.com

Media Contact:
Chris Boyer
844-386-7001 ext. 2
Chris.Boyer@BrainsWay.com